optiPulse, Inc.

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 6

Statement of Stockholders' Equity 7

Statement of Cash Flows 8

Notes to the Financial Statements 10



Independent Accountant's Review Report

To Management of:
optiPulse, Inc.

We have reviewed the accompanying financial statements of optiPulse, Inc. (the company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of optiPulse, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 12 to the financial statements, the company has experienced recurring losses and has relied on debt financing from related parties to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
July 10, 2023

optiPulse, Inc.
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents		$ 59,843	$ 10,795
Inventories	3	302,400	302,400
Total Current Assets		362,243	313,195
Noncurrent Assets			
Property, plant, and equipment, net	4	130,228	142,374
Loans to officers	2	-	453,737
Intangible assets, net	5	354,848	340,909
Total Noncurrent Assets		485,076	937,020
Total Assets		847,319	1,250,215
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Trade accounts payable		808,687	760,652
Accrued expenses		36,020	29,393
Current portion of equipment loan	6	41,365	-
Total Current Liabilities		886,072	790,045
Noncurrent Liabilities			
Equipment loan	6	41,364	104,801
Related party debt, noncurrent	2	238,116	421,711
PPP Loan	8	-	52,545
Total Noncurrent Liabilities		279,480	579,057
Total Liabilities		1,165,552	1,369,102
Stockholders' Equity	7		
Common stock, authorized 60,000,000 shares; 25,968,252 shares issued and 25,737,388 shares outstanding at December 31, 2022; 25,868,252 shares issued and outstanding at December 31, 2021; $0.001 par value per share		25,968	25,868
Treasury stock, at cost, 230,864 shares		(88,474)	-

optiPulse, Inc.

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021

Additional paid-in capital	8,466,234	8,380,551
Accumulated Deficit	(8,721,961)	(8,525,306)
Total Stockholders' Equity	(318,233)	(118,887)
Total Liabilities & Stockholders' Equity	$ 847,319	$ 1,250,215

5

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

optiPulse, Inc.
Statement of Income (Unaudited)
For the years ended December 31, 2022 and 2021

	Note	2022	2021
Revenues	1.m	$ 8,000	$ 15,000
Operating Expenses			
Salaries, payroll taxes and benefits (includes noncash compensation of $60,000 in 2022 and $4,636,550 in 2021)	9	105,949	4,920,001
Legal and other professional services (includes noncash compensation of $0 in 2022 and $221,446 in 2021)	9	40,293	450,779
Insurance		23,307	25,818
Communications and information technology		12,302	24,671
Travel		11,818	16,552
Other operating expense		9,066	6,013
Advertising and promotion	1.o	6,310	18,490
Office supplies		6,014	2,228
Rent		4,181	50,304
Utilities		3,860	6,981
Research and development		488	37,125
Depreciation	4	12,146	15,175
Intangible asset amortization	5	12,212	4,278
Total Operating Expenses		247,946	5,578,415
Operating Income (Loss)		(239,946)	(5,563,415)
Other Income (Expense)			
Interest income		8,634	8,136
Interest expense		(17,888)	(14,768)
PPP loan forgiveness	8	52,545	95,810
Grant income	10	-	180,074
Total Other Income (Expense)		43,291	269,252
Net Income (Loss)		$ (196,655)	$ (5,294,163)

optiPulse, Inc.
Statement of Stockholders' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2021	$ -	$ -	$ 3,160,803	$ (3,231,143)	$ (70,340)
Net income (loss)	-	-	-	(5,294,163)	(5,294,163)
Stock-based compensation expense	-	-	4,857,996	-	4,857,996
Issuance of shares of common stock, net of equity issuance costs of $30,413	25,868	-	361,752	-	387,620
Balance at December 31, 2021	25,868	-	8,380,551	(8,525,306)	(118,887)
Net income (loss)	-	-	-	(196,655)	(196,655)
Stock-based compensation expense	-	-	60,000	-	60,000
Issuance of shares of common stock, net of equity issuance costs of $1,112	100	-	25,683	-	25,783
Repurchase of common stock held in treasury	-	(88,474)	-	-	(88,474)
Balance at December 31, 2022	$ 25,968	$ (88,474)	$ 8,466,234	$ (8,721,961)	$ (318,233)

optiPulse, Inc.
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (196,655)	$ (5,294,163)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	24,358	19,453
(Gain) on extinguishment of PPP debt	(52,545)	(43,265)
Share based compensation	60,000	4,857,996
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	31,813	4,834,184
(Increase) decrease in operating assets, net of effects of businesses acquired		
Officer loans	453,737	(169,442)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	54,662	191,515
Net Cash Provided by (Used in) Operating Activities	343,557	(437,906)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	-	(2,379)
Payments for patent acquisition	(26,151)	(56,199)
Net Cash Provided by (Used in) Investing Activities	(26,151)	(58,578)
Cash Flows from Financing Activities		
Repayment of debt	(22,072)	(54,888)
Proceeds from issuance of related party debt	105,100	157,547
Repayment of related party debt	(288,695)	-
Issuance of common stock, net of issuance costs	25,783	387,620
Purchase of treasury stock	(88,474)	-
Net Cash Provided by (Used in) Financing Activities	(268,358)	490,279
Net Increase (Decrease) in Cash and Cash Equivalents	49,048	(6,205)
Cash and cash equivalents at beginning of year	10,795	17,000
Cash and Cash Equivalents at End of Year	59,843	10,795

Supplemental Cash Flow Information

optiPulse, Inc.

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2022 and 2021

Cash Paid During the Year for				
Interest		9,348		14,768
Noncash Investing and Financing Activities				
Common Shares Forfeited in exchange for loans to officers forgiven	$	173,148	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

optiPulse, Inc. (the Company) is a manufacturer of wireless communication equipment for intercity and residential communication connection grids. It offers high-speed optical wireless backhaul products for high-speeds, point-to-point, and over long distances. The Company was founded in 2015 and is headquartered in Albuquerque, New Mexico.

The Company has not yet commenced its planned principal operations and has incurred significant expenditures for the design and development of the Company's products and manufacturing process. Once the Company's planned principal operations commence, it will focus on the manufacturing and marketing of its optical wireless technology and the continued research and development of new products.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts reported in the balance sheets for cash, inventories, accounts payable and accrued expenses approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of related party debt at December 31, 2022 and 2021 approximates fair values based on the Company's incremental borrowing rate.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022 and 2021, cash consisted solely of cash at a local financial institution.

g. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain

optiPulse, Inc.

Notes to the Financial Statements

For the years ended December 31, 2022 and 2021

position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, as the Company is still in the developmental stage, management has provided 100% allowances on all net deferred tax assets.

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

	2022	2021
Net Operating Loss Carryforwards	$ 2,724,574	$ 2,636,099
Valuation Allowance	$ (2,724,574)	$ (2,636,099)
Net Provision for income tax	-	-

h. Inventories

Inventory consists of technology chips and motorized gimbals held for sale and use in future manufacturing and is valued at the lower of cost or market. Cost is determined on a first-in, first-out method and market is defined as the lower of replacement cost or net realizable value. Management believes there has been no impairment to the carrying value of the chips as of December 31, 2022.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other

12

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets. Depreciation for financial reporting purposes has been provided on the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years.

j. Intangible assets

Intangible assets are comprised of patent and trademark costs and are stated at cost. Patents were put in use in the year ended December 31, 2019, and are being amortized over 20 years for patents and 10 years for the trademark.

k. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income. At December 31, 2022, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

l. Stock compensation

In October 2021, the FASB issued ASU 2021-07, Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

(a consensus of the Private Company Council), which provides a nonpublic entity with a practical expedient for determining the current price input for an equity-classified stock compensation award. The practical expedient in ASU 2021-07 is effective prospectively for qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021.

Under the practical expedient, a nonpublic entity may use for the current price a value determined by the reasonable application of a reasonable valuation method. As defined by ASC 718-10-30-20D, the Company considers recent arm's-length transactions involving the sale or transfer of stock or equity interests in determining the fair value of its stock compensation awards.

m. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue from sales is recognized upon the delivery of the product or prototype when title and risk of loss have passed to the customer.

n. Grant income

Government grants are recognized in other income at the time of milestone achievements.

o. Advertising expenses

Advertising expenses are expensed as incurred.

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

p. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

During 2022, the Company received additional funds from officers and directors that were added to previous loans. During 2022 the loans were renegotiated to mature on 6/30/2024 at a 4% annual rate of interest.

In December, 2022, two officers surrendered a total of 230,864 shares to offset and repay certain loans made to those officers in 2018. The shares were surrendered at a price of $0.75 per share, which was the rate the company was issuing shares to new and existing investors from December 2022 through and including June 2023.

	2022	2021
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	$ -	$ 128,361
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	55,816	56,316
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	57,200	57,200
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	-	159,834
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	125,100	20,000
Total related party debt	$ 238,116	$ 421,711

3. Inventories

Inventories consists of the following:

	2022	2021
Raw materials inventory	$ 3,250	$ 3,250
Finished goods inventory	299,150	299,150
Total	$ 302,400	$ 302,400

4. Property, plant, and equipment

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

		2022		2021
Machinery and equipment	$	200,657	$	200,657
Total Accumulated Depreciation		(70,429)		(58,283)
Total	$	130,228	$	142,374

Depreciation expense was $12,146 and $15,175 for the years ended December 31, 2022 and 2021, respectively.

5. Intangible assets

Intangible assets consist of 12 patents issed by the US Patent Office from 2017 through 2022. Patents are valued at cost of filings and patent office maintenance, including registrations in foreign countries, with little or no consideration the engineering costs associated with patent development. Intangible assets also include registration and maintenance of company trademarked names, logos, and marketing terms registered with the appropriate authorities.

		2022		2021
Patents	$	379,703	$	353,552
Trademark		700		700
Total Intangibles at cost		380,403		354,252
Accumulated amortization		(25,555)		(13,343)
Intangibles, net	$	354,848	$	340,909

Estimated amortization over the next five years is as follows:

2023	$	19,055
2024		19,055
2025		19,055
2026		19,055
2027		19,055
Total	$	95,275

Amortization expense was $12,212 and $4,278 for the years ended December 31, 2022 and 2021, respectively.

6. Equipment loan

The Company received an equipment loan March 2019 with an original outstanding principal amount of $149,875. Due to COVID retrenchment, payments were suspended in 2020 and 2021. The loan has 11 remaining monthly payments of $6,894 and carries a 6% interest rate.

Principal repayments on long-term debt over the next five years are as follows:

2023	$	41,365
2024		41,364
2025		-
2026		-
2027		-
Subsequent		-
Total	$	82,729

7. Stockholders' equity

The Board of Directors has authorized a single class of Common Shares with voting rights based on number of shares held. The authorization is for 60 million shares at a par value of $0.001 per share. Shares have been granted to employees and contractors in accordance with contractual terms and have been sold to investors directly and via Crowdfunding platforms. 25,968,252 issued and 25,737,388 outstanding on 12/31/22 25,868,252 issued and outstanding on 12/31/21 In 2022, two officers surrendered 230,864 shares to offset and replay certain loans made to the officers in 2018. Those shares were returned to the Treasury account.

8. PPP Loan

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

In May 2020, the Company received funds under the Paycheck Protection Program in the amount of $95,810 from the Small Business Administration (SBA) in connection with the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Under the CARES Act, if the Company complies with certain provisions related to how such loan proceeds are spent and maintains certain payroll and headcount levels, all or a portion of the loan will be forgiven. Any such forgiveness is not subject to taxes. The Company applied for full forgiveness of the loan which was granted in July 2021.

In March 2021, the Company received a second draw PPP loan in the amount of $52,545 from the SBA in connection with the CARES Act. Under the CARES Act, if the Company complies with certain provisions related to how such loan proceeds are spent and maintains certain payroll and headcount levels, all or a portion of the loan will be forgiven. Any such forgiveness is not subject to income taxes. The Company applied for full forgiveness of the loan which was granted in January 2022.

9. Stock compensation

In March 2017, the Company formed a stock option plan for designated employees, officers, directors, and consultants. Stock options may be either incentive stock option or non-statutory stock options, determined on a case-by-case basis. Prices for these options are determined by the board or committee at the time the option is granted. The Company has reserved 2,000,000 shares of common stock for issuance under this plan. At December 31, 2021, the Company had not issued any options under this plan.

In 2021, employees received 4,336,550 in lieu of wages and/or bonuses. These shares were issued either at par ($0.001) or $2.00 making the weighted average $1.00 per share. Contractors were issued 221,446 shares in lieu of contract payments, also at $1.00 per share. 3 members of the Board of Directors were each issued 100,000 shares (at $1.00 per share) with a vesting schedule of 20,000 shares per years vesting each year for 5 years. Therefore, a total of 4,857,996 shares were granted of which 4,617,996 shares were fully vested. In December, 2022, two officers surrendered a total of 230,864 shares to offset and repay certain loans made to those officers in 2018. The shares were surrendered at a price of $0.75 per share.

The following is an analysis of shares of the Company's common stock issued as compensation:

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

	Common Shares	Weighted Average Fair Value ($)
Nonvested shares, January 1, 2021	-	-
Granted	4,857,996	1.00
Vested	4,617,996	1.00
Forfeited/ Repurchased	-	-
Nonvested shares, December 31, 2021	240,000	1.00
Granted	-	-
Vested	60,000	1.00
Forfeited/ Repurchased	230,864	0.75
Nonvested shares, December 31, 2022	180,000	1.00

10. Grants

During 2019 and 2020, the Company was awarded grants from federal, state, and private funding sources. The grants awarded required the Company to perform research and development to inevitably produce a functioning product. During 2020 and the subsequent period, the Company entered the second phase of research for a grant that was awarded in 2019. In addition, through research and development efforts, the Company produced a minimally viable product for another grant and received award dollars during 2020 and 2021. The second phase of the research was completed in 2021 and no additional grants were awarded during 2021 or 2022.

11. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred recurring losses from operations and the Company has primarily relied on debt from officers and related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

these conditions and has proposed a plan to raise capital via a crowdfunding campaign and grants. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

13. Subsequent events

The Company is planning on another Crowdfunding (Reg CF) raise during 3rd and 4th quarter 2023 with intention to raise between $500,000 and $1,000,000.

The Board of Directors authorized an additional 140 Million shares of Common Stock to be available for issuance to allow flexibility in negotiating partnerships and acquiring staff, equipment, and/or facilities. This takes the authorized number of shares to 200 million with a par value of $0.001 each.

The Company is working on grant applications for development, implementation, and/or maintenance of products and services currently under NDA.

The Company is in final negotiations with 3-5 OEM partners to obtain Purchase Orders for Non-Recurring Engineering and Product Production which should result in sales during 4th quarter 2023.

Management evaluated all activity of the Company through July 10, 2023 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.